UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 - CF# 27250

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21C	through December 31, 2012
Exhibit 10.23D	through December 31, 2017
Exhibit 10.23E	through December 31, 2017
Exhibit 10.23F	through December 31, 2017
Exhibit 10.23G	through December 31, 2017
Exhibit 10.24D	through March 31, 2014
Exhibit 10.24E	through March 31, 2014
Exhibit 10.24F	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel